Exhibit 99.4

CERTIFICATE

To accompany the technical report entitled: “Feasibility Study of the Rainy River Gold Project, Ontario, Canada” originally dated May 23, 2013, effective April 10, 2013 and subsequently readdressed to New Gold Inc. on July 31, 2013 (the “Technical Report”)

I, Patrice Live, Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am currently employed as Manager of Mining in the consulting firm BBA Inc.: 630 René-Lévesque Boulevard West, Suite 1900, Montreal, Quebec H3B 4V5 Canada;

2)	I graduated from the University of Laval (Québec City) in 1976 with a BASc in Mining Engineering. I have worked as a mining engineer continuously since my graduation from university;

3)	I am a member in good standing of the Order of Engineers of Québec (#38991) and I am a member of the Canadian Institute of Mining. Experience includes a full range of studies from: preliminary economic assessments, prefeasibility studies and feasibility studies, as well as due diligence audits and technical reviews, ore reserves estimation, mining methods, mine design and development, production scheduling and planning, equipment sizing, capital and operating cost estimates with cash flow models, and financial analysis;

4)	I visited the site on October 11, 2012;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer, New Gold Inc., as defined in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 15 (except 15.2), 16 (except 16.2.1 and 16.3), 21.4 and 21.15.2 of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; and the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012;

9)	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Montreal, Quebec	Patrice Live [“signed and sealed”]
July 31, 2013	Patrice Live, Eng.
Manager of Mining